FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	July	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	News Release dated July 17, 2007 “RIM Announces the BlackBerry 8820 Smartphone”	3

Document 1

July 17, 2007

FOR IMMEDIATE RELEASE

RIM Announces the BlackBerry 8820 Smartphone

The First Dual-Mode Cellular and Wi-Fi BlackBerry Smartphone

Waterloo ON – Research In Motion (RIM) (Nasdaq:RIMM; TSX:RIM) today announced the BlackBerry® 8820 smartphone. Featuring RIM's thinnest smartphone design with a full and highly tactile QWERTY* keyboard, large and bright display (320 x 240), user-friendly trackball navigation system and best-in-class voice and data functionality, the BlackBerry 8820 also includes built-in GPS (Global Positioning System), RIM's latest media player enhancements, and a microSD / microSDHC (microSD High Capacity) expandable memory slot that can support current and future generations of microSD memory cards up to 32GB. The BlackBerry 8820 is the first dual-mode BlackBerry handset, combining EDGE/GPRS/GSM cellular and Wi-Fi® connectivity for data access and voice support through UMA (unlicensed mobile access) for fixed-mobile convergence (FMC) service offerings from various wireless carriers around the world.

“The BlackBerry 8820 is an extraordinary business phone for people who really care about mobile communications and productivity. It features all the renowned power and usability of the BlackBerry platform with executive class styling and unprecedented connectivity features, including cellular, Wi-Fi and built-in GPS,” said Mike Lazaridis, President and Co-CEO at RIM. “The BlackBerry 8820 complements our carrier partners' cellular networks with the added ability to stay connected via Wi-Fi at home, through hotspots and corporate campuses.”

Wi-Fi Connectivity

The BlackBerry 8820 smartphone supports the 802.11 a/b/g Wi-Fi standards to enable data access over Wi-Fi connections in the enterprise, as well as through public hotspots and wireless home networks. The smartphone works in conjunction with both BlackBerry® Enterprise Server and BlackBerry® Internet Service and can seamlessly switch between cellular networks and a Wi-Fi network to allow users to access email, Instant Messaging, organizer, web browsing and other mobile data applications.

To meet various security requirements, the BlackBerry 8820 is compliant with Wi-Fi security protocols including WEP (Wireless Equivalency Protocol), WPA (Wi-Fi Protected Access) and WPA2, as well as Cisco Compatible Extensions for simple, secure connectivity with Cisco wireless solutions. For enterprises that require Wi-Fi users to access the corporate network through a VPN (Virtual Private Network), the BlackBerry 8820 includes IPSec-based software that supports the most commonly deployed VPN gateways from vendors including Cisco, Check Point and others.

The BlackBerry 8820 also supports UMA, enabling wireless carriers to offer a fixed-mobile convergence service for both business and home use. With a UMA solution in place, the BlackBerry 8820 can also seamlessly switch voice calls between a wireless carrier's cellular network and a Wi-Fi network.

The BlackBerry 8820 is a quad-band GSM/GPRS and EDGE-enabled smartphone that provides global wireless voice and data capabilities with best-in-class performance. The BlackBerry 8820 features include:

•

World Class Phone – The BlackBerry 8820 is a world-class mobile phone with advanced noise cancellation for enhanced audio performance and easy-to-use phone features including Speaker Independent Voice Recognition for Voice Activated Dialing (VAD), smart dialing, conference calling, speed dialing and call forwarding, as well as dedicated “send”, “end” and “mute” keys. It features a high quality, low-distortion speakerphone and Bluetooth® 2.0 for use with hands-free headsets, car kits and other Bluetooth peripherals. Support for polyphonic, mp3 and MIDI ringtones is also included.

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Built-in GPS – Through its built-in GPS, the BlackBerry 8820 can pinpoint its location and provide "out-of-the-box" support for a wide variety of location-based applications and services, including BlackBerry® Maps.

•

microSD / microSDHC Expansion Memory – The BlackBerry 8820 includes a microSD expansion memory slot that can support both microSD (up to 2GB) and microSDHC (4GB to 32GB) memory cards. 4GB memory cards are available today, and 8GB cards are expected to be available later this year.

•

BlackBerry Services – The BlackBerry 8820 can operate with BlackBerry Internet Service, giving users the ability to manage up to 10 supported personal and corporate email accounts, as well as BlackBerry Enterprise Server, enabling advanced security and IT administration features within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.

•

Application Support – The BlackBerry wireless platform gives customers the capability to deploy a variety of applications. Thousands of applications and business solutions from third party software providers can further extend the BlackBerry platform to support business needs such as CRM, sales force automation, field services, business intelligence, supply chain management and continuity of operations, as well as a broad range of industry-specific applications for sectors including health care, law enforcement, government, financial services, insurance, pharmaceutical, professional services, real estate, manufacturing, wholesale and retail.

•

Multimedia – The BlackBerry 8820 supports the Bluetooth stereo audio profile (A2DP/AVRCP) and comes with the most recent BlackBerry media player refinements, allowing users to play music and search by simply typing the title, genre, artist or album name. Videos can also be played in full screen mode. The BlackBerry 8820 comes with a new and powerful desktop media manager – the Roxio® Media Manager for BlackBerry® – which was developed with Sonic® and based on the award-winning Roxio Easy Media Creator® 9. The desktop media manager software introduces a new level of simplicity by allowing users to easily search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags, create playlists and automatically copy or convert pictures, music and videos for optimal playback on the smartphone.

•	Removable Battery – The BlackBerry 8820 comes with an ultra-thin, high-capacity, removable battery that further extends the exceptional battery life for which BlackBerry handsets are known.

•

Accessories – The BlackBerry 8820 comes with a complement of accessories in the box, including a headset, travel charger, USB cable and holster. Additional Authentic BlackBerry Accessories, including premium leather holsters and totes, desktop and automotive chargers, Bluetooth® headsets and other peripherals, are available online at www.shopblackberry.com.

For more information about the BlackBerry 8820, please visit: www.blackberry8820.com.

The BlackBerry 8820 will be available from select wireless carriers around the world in the coming weeks. AT&T is scheduled to launch the BlackBerry 8820 in the U.S. later this summer.

* Keyboard also available in AZERTY and QWERTZ configurations to support different language groups.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:	Investor Contact:
Marisa Conway	RIM Investor Relations
Brodeur (for RIM)	(519) 888-7465
(212) 515-1924	investor_relations@rim.com
mconway@brodeur.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Ascendent is a registered trademark of Ascendent Systems. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 18, 2007	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer